
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Arbit, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 13, 2016

Physical address of issuer
349 Homeland Southway, 1A, Baltimore, MD 21212

Website of issuer
www.askarbit.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$532,036.00	$8,432.00
Cash & Cash Equivalents	$532,036.00	$8,432.00
Accounts Receivable	$39,974.00	$0.00

Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,994.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$358,391.00	-$46,359.00


April 30, 2018

FORM C-AR

Arbit, Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Arbit, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.askarbit.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2018

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Arbit, Inc. (the "Company") is a Delaware Corporation, formed on June 13, 2016. The Company was formerly known as Not applicable. The Company is currently also conducting business under the name of Arbit.

The Company is located at 349 Homeland Southway, 1A, Baltimore, MD 21212.

The Company's website is www.askarbit.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
We give businesses instantaneous answers and data to their most pressing questions. We do this through our interactive survey platform that combines social engagement and a powerful analytics layer. We drive revenue through a subscription model.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors

because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Alex Bullington and Greg DiNardo who are CEO (October 2015 - Present) and COO (October 2015 - Present) of the Company. The Company has or intends to enter into employment agreements with Alex Bullington and Greg DiNardo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alex Bullington and Greg DiNardo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Alex Bullington and Greg DiNardo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Alex Bullington and Greg DiNardo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from

marketing or selling certain products. In certain cases, the Company may consider the

marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the

outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before

we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to

introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions,

slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection

to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
We give businesses instantaneous answers and data to their most pressing questions. We do this through our interactive survey platform that combines social engagement and a powerful analytics layer. We drive revenue through a subscription model.

Business Plan
Arbit is committed to allowing companies to get the most out of their customers through our market research platform that allows companies to create interactive surveys and polls. The Company's business strategy leverages its unique ability to design and develop its own software to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of the strategy, Arbit plans to integrate into other platforms, create a B-B-C platform, which will leverage the success of Arbit's mobile application and let consumers participate in market research projects where they can receive discounts and even earn money by participating in surveys.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
	We give brands a platform to run surveys around anything from comparing products to crowdsourcing design decisions to gaining meaningful customer and employee feedback. Our platform is unique because the polls are all photo or video based, providing for a highly	The market research industry is booming. According to FuelCycle, marketers in the US alone will spend $16 billion on market research in 2017. We expect this to increase year over year for the next 5 years.

	interactive and engaging platform. Brands are no longer turning to once-a-year research	

Polling and data analytics platform	projects or resorting to lengthy surveys. Market research is all about understanding customers in their most engaging moments - which is when they are on their phones. Arbit's ability to capture a large audience of engaged users gives brands a seamless, highly responsive way to crowdsource opinions around any business question they have.

Arbit is as a software-as-a-service. This means that businesses will pay to create surveys, which they can share across their social networks, embed on their websites, or add natively to email campaigns. All their target audience will need to do is click to vote. We still capture the data and will license it back to these companies.

We offer a software where companies can create interactive surveys, which can be sent through social media, email, and embedded on websites. We collect the data in real-time and our backend breaks down of all of the results.

Competition

The Company's primary competitors are Survey Monkey, Qualtrics, Survey Legend.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Customer Base

The Company's current customers include universities, apparel companies, architecture firms, hotels, restaurants, and spirits brands.

Intellectual Property

Trademarks

				Registration	Country

14

Application or Registration#	Goods / Services	Mark	File Date	Date	
	Downloadable				

	software in the nature of a mobile application for social networking, namely, for sharing information, engaging in online discussions and conducting survey and opinion polls				
5401161		4000	July 22, 2017	February 13, 2018	United States

Not applicable

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
N/A	N/A	N/A		

Not applicable

Litigation
None

Other
The Company's principal address is 349 Homeland Southway, 1A, Baltimore, MD 21212

The Company has the following additional addresses:

The Company conducts business in Maryland.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the

Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Maryland, USA and .

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Katie Blacketor	Software Developer	January 4, 2018	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,394,145
Voting Rights	Voting rights are only for the Board Members, Alex Bullington, Greg DiNardo, Steve Blake, Collin Wallace, and Leslie Woodward
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	

Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Abell Foundation
Amount outstanding	$25,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	March 1, 2019
Other material terms	N/A

Type of debt	Convertible Notes
Name of creditor	Anthony Tolliver
Amount outstanding	$20,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 30, 2018
Other material terms	N/A

Type of debt	Convertible Notes
Name of creditor	TEDCO
Amount outstanding	$100,000.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 30, 2019
Other material terms	

The total amount of outstanding debt of the company is 145,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	6,187,000	$130,000.00	Continued operations, development, advertising		Rule 506(c)
			Continued software	November 15, 2017	Regulation CF
SAFE (Simple Agreement for Future Equity)	1	$700,000.00	development, hiring and retention of employees, and third party		

Future Equity)			services, sales and marketing development		
Units of SAFE (Simple Agreement for Future Equity)				August 7, 2017	Regulation CF

Ownership

A majority of the Company is owned by a few people, namely the two founders. See the Cap Table for a detailed list of owners.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Alex Bullington	31.0%
Greg DiNardo	23.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____

We are have launched our new survey platform, where we expect the vast majority of our revenue to come from. We expect to generate substantial revenue in 2018 and scale our model.

Liquidity and Capital Resources

On April 30, 2018 the Company conducted an offering pursuant to Regulation CF and raised $700,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We raised $700,000 through an equity crowdfunding campaign through MicroVentures and Indiegogo.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Anthony Tolliver
Relationship to the Company	Equity Investor, Ambassador
Total amount of money involved	$20,000.00

Benefits or compensation received by related person	Either repayment or conversion to equity at his choosing
Benefits or compensation received by Company	The company needed capital to continue development
Description of the transaction	Convertible Note

Property, Goods or Services

Related Person/Entity	Aaron Sokol
Relationship to the Company	Investor
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	Aaaron's company Q4 Sports is part of our piloted revenue model. They wanted to subscribe to our service so we could run polls around their apparel and give them real-time data and analytics from the results.
Benefits or compensation received by Company	Q4 Sports served as an immediate customer who wanted to pilot our revenue model.
Description of the transaction	We sell our sponsored polls/data and analytics platform to Q4 Sports, founded by one of our investors, Aaron Sokol.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alex Bullington
(Signature)

Alex Bullington
(Name)

Co-Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

2017 CORPORATE RETURNS

ARBIT, INC.
349 Homeland Southway, 1A
BALTIMORE, MD 21212

Return Carryover Summary

Form **1120/ 1120S**	For calendar year 2017 or tax year beginning , ending	**2017**

Name	Employer Identification Number
ARBIT, INC.	**81-2961007**

Activity/Form	Description	Carryover to Next Year
1120	**CORPORATE RETURN**	
	NET OPERATING LOSS	446,540
	NET OPERATING LOSS AMT	446,540
	CHARITABLE CONTRIBUTIONS	195
	CHARITABLE CONTRIBUTIONS AMT	195

Form **1120**	**U.S. Corporation Income Tax Return**	OMB No. 1545-0123

Department of the Treasury
Internal Revenue Service

For calendar year 2017 or tax year beginning _____ , ending _____
▶ Go to *www.irs.gov/Form1120* for instructions and the latest information.

2017

A Check if:
1a Consolidated return (attach Form 851) ☐
 b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
ARBIT, INC.

Number, street, and room or suite no. If a P.O. box, see instructions.
349 HOMELAND SOUTHWAY, 1A

City or town, state, or province, country, and ZIP or foreign postal code
BALTIMORE   MD 21212

B Employer identification number
81-2961007

C Date incorporated
01/01/2016

D Total assets (see instructions)
$ **572,010**

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☒ Address change

Income

1a	Gross receipts or sales	1a	1,994
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	1,994
2	Cost of goods sold (attach Form 1125-A)	2	
3	Gross profit. Subtract line 2 from line 1c	3	1,994
4	Dividends (Schedule C, line 19)	4	
5	Interest	5	337
6	Gross rents	6	
7	Gross royalties	7	
8	Capital gain net income (attach Schedule D (Form 1120))	8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10	Other income (see instructions—attach statement)	10	
11	**Total income.** Add lines 3 through 10 ▶	11	2,331

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) ▶	12	37,391
13	Salaries and wages (less employment credits)	13	
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	12,534
17	Taxes and licenses	17	4,049
18	Interest	18	5,347
19	Charitable contributions SEE STMT 1	19	0
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21	Depletion	21	
22	Advertising	22	54,017
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	1,593
25	Domestic production activities deduction (attach Form 8903)	25	
26	Other deductions (attach statement) SEE STMT 2	26	245,791
27	**Total deductions.** Add lines 12 through 26 ▶	27	360,722
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	-358,391
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 20)	29b	
c	Add lines 29a and 29b	29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	-358,391
31	Total tax (Schedule J, Part I, line 11)	31	0
32	Total payments and refundable credits (Schedule J, Part II, line 21)	32	
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐	33	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34	
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35	
36	Enter amount from line 35 you want: **Credited to 2018 estimated tax** ▶ _____ Refunded ▶	36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ Signature of officer **GREGORY DINARDO**   Date _____   Title ▶ **OWNER**

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name **CINDY BOUNDS**	Preparer's signature **CINDY BOUNDS**	Date **04/19/18** Check ☐ if self-employed / PTIN **P00632129**
Firm's name ▶ **TWILLEY, ROMMEL & STEPHENS, P.A.**		Firm's EIN ▶ **52-1040807**
Firm's address ▶ **PO BOX 766 SALISBURY, MD 21803-0766**		Phone no. **410-749-1919**

For Paperwork Reduction Act Notice, see separate instructions.
DAA

Form **1120** (2017)

Form 1120 (2017) **ARBIT, INC.** 81-2961007 Page **2**

Schedule C	Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) %	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471)			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b ▶			

Form **1120** (2017)

DAA

Form 1120 (2017) **ARBIT, INC.**   81-2961007   Page **3**

Schedule J	Tax Computation and Payment (see instructions)

Part I–Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐		
2	Income tax. Check if a qualified personal service corporation. See instructions ....▶ ☐	2	0
3	Alternative minimum tax (attach Form 4626)	3	
4	Add lines 2 and 3	4	0
5a	Foreign tax credit (attach Form 1118) 5a		
b	Credit from Form 8834 (see instructions) 5b		
c	General business credit (attach Form 3800) 5c		
d	Credit for prior year minimum tax (attach Form 8827) 5d		
e	Bond credits from Form 8912 .... 5e		
6	**Total credits.** Add lines 5a through 5e	6	
7	Subtract line 6 from line 4	7	
8	Personal holding company tax (attach Schedule PH (Form 1120))	8	
9a	Recapture of investment credit (attach Form 4255) 9a		
b	Recapture of low-income housing credit (attach Form 8611) 9b		
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c	
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d	
e	Alternative tax on qualifying shipping activities (attach Form 8902) 9e		
f	Other (see instructions—attach statement) 9f		
10	**Total.** Add lines 9a through 9f	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11	0

Part II–Payments and Refundable Credits

12	2016 overpayment credited to 2017	12	
13	2017 estimated tax payments	13	
14	2017 refund applied for on Form 4466	14	( )
15	Combine lines 12, 13, and 14	15	
16	Tax deposited with Form 7004	16	
17	Withholding (see instructions)	17	
18	**Total payments.** Add lines 15, 16, and 17	18	
19	Refundable credits from:		
a	Form 2439 .... 19a		
b	Form 4136 .... 19b		
c	Form 8827, line 8c 19c		
d	Other (attach statement–see instructions) 19d		
20	**Total credits.** Add lines 19a through 19d	20	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32	21	

Schedule K	Other Information (see instructions)

		Yes	No
1	Check accounting method: **a** ☐ Cash **b** ☒ Accrual **c** ☐ Other (specify) ▶		
2	See the instructions and enter the:		
a	Business activity code no. ▶**541511**		
b	Business activity ▶ **SOFTWARE DEVELOPMENT**		
c	Product or service ▶ **SOFTWARE APPLICATIONS**		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		X
	If "Yes," enter name and EIN of the parent corporation ▶		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	X	

Form **1120** (2017)

Form 1120 (2017) **ARBIT, INC.**   81-2961007   Page **4**

Schedule K	**Other Information** *(continued from page 3)*

		Yes	No
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions.		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		X
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?		X
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ **0**		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ **8**		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here ▶ **☒**		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election won't be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) ▶ $ **88,149**		
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		X
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year $ ▶		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2017 that would require it to file Form(s) 1099?	X	
b	If "Yes," did or will the corporation file required Forms 1099?	X	
16	During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X

Form **1120** (2017)

DAA

Form 1120 (2017) ARBIT, INC.		81-2961007		Page 5

Schedule L — Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		8,432		532,036
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (att. stmt.)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach stmt.)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach stmt.) STMT 3		37,743		39,974
15	Total assets		46,175		572,010
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				21,004
18	Other current liabilities (att. stmt.)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				129,343
21	Other liabilities (attach statement) STMT 4				3,878
22	Capital stock: a Preferred stock				
	b Common stock	523	523	574	574
23	Additional paid-in capital		96,825		871,789
24	Retained earnings—Appropriated (att. stmt.)				
25	Retained earnings—Unappropriated		-51,173		-454,578
26	Adjustments to SH equity (att. stmt.)				
27	Less cost of treasury stock	( )		( )	
28	Total liabilities and shareholders' equity		46,175		572,010

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	-403,405	7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2	Federal income tax per books				
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize):		8	Deductions on this return not charged against book income this year (itemize): a Depreciation $	
5	Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $ b Charitable contributions $ 195 c Travel and entertainment $ 7,576 STMT 5 37,243	45,014	b Charitable contributions $		
6	Add lines 1 through 5	-358,391	9	Add lines 7 and 8	
			10	Income (page 1, line 28)—line 6 less line 9	-358,391

Schedule M-2 — Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1	Balance at beginning of year	-51,173	5	Distributions: a Cash	
2	Net income (loss) per books	-403,405		b Stock	
3	Other increases (itemize):			c Property	
			6	Other decreases (itemize):	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3	-454,578	8	Balance at end of year (line 4 less line 7)	-454,578

Form **1120** (2017)

DAA

Form **4626**

Department of the Treasury
Internal Revenue Service

Alternative Minimum Tax—Corporations

▶ **Attach to the corporation's tax return.**
▶ Go to *www.irs.gov/Form4626* for instructions and the latest information.

OMB No. 1545-0123

2017

Name	Employer identification number
ARBIT, INC.	81-2961007

Note: *See the instructions to find out if the corporation is a small corporation exempt from the alternative minimum tax (AMT) under section 55(e).*

1	Taxable income or (loss) before net operating loss deduction	**1**	-358,391
2	**Adjustments and preferences:**		
a	Depreciation of post-1986 property	2a	
b	Amortization of certified pollution control facilities	2b	
c	Amortization of mining exploration and development costs	2c	
d	Amortization of circulation expenditures (personal holding companies only)	2d	
e	Adjusted gain or loss	2e	
f	Long-term contracts	2f	
g	Merchant marine capital construction funds	2g	
h	Section 833(b) deduction (Blue Cross, Blue Shield, and similar type organizations only)	2h	
i	Tax shelter farm activities (personal service corporations only)	2i	
j	Passive activities (closely held corporations and personal service corporations only)	2j	
k	Loss limitations	2k	
l	Depletion	2l	
m	Tax-exempt interest income from specified private activity bonds	2m	
n	Intangible drilling costs	2n	
o	Other adjustments and preferences	2o	
3	Pre-adjustment alternative minimum taxable income (AMTI). Combine lines 1 through 2o	**3**	-358,391

4	**Adjusted current earnings (ACE) adjustment:**				
a	ACE from line 10 of the ACE worksheet in the instructions	4a	-358,391		
b	Subtract line 3 from line 4a. If line 3 exceeds line 4a, enter the difference as a negative amount. See instructions.	4b			
c	Multiply line 4b by 75% (0.75). Enter the result as a positive amount	4c			
d	Enter the excess, if any, of the corporation's total increases in AMTI from prior year ACE adjustments over its total reductions in AMTI from prior year ACE adjustments. See instructions. **Note:** *You **must** enter an amount on line 4d (even if line 4b is positive)*	4d	0		
e	ACE adjustment.				
	• If line 4b is zero or more, enter the amount from line 4c			4e	
	• If line 4b is less than zero, enter the **smaller** of line 4c or line 4d as a negative amount				
5	Combine lines 3 and 4e. If zero or less, stop here; the corporation does not owe any AMT			**5**	-358,391
6	Alternative tax net operating loss deduction. See instructions			**6**	
7	**Alternative minimum taxable income.** Subtract line 6 from line 5. If the corporation held a residual interest in a REMIC, see instructions			**7**	
8	**Exemption phase-out** (if line 7 is $310,000 or more, skip lines 8a and 8b and enter -0- on line 8c):				
a	Subtract $150,000 from line 7. If completing this line for a member of a controlled group, see instructions. If zero or less, enter -0-	8a	0		
b	Multiply line 8a by 25% (0.25)	8b	0		
c	Exemption. Subtract line 8b from $40,000. If completing this line for a member of a controlled group, see instructions. If zero or less, enter -0-			**8c**	0
9	Subtract line 8c from line 7. If zero or less, enter -0-			**9**	0
10	Multiply line 9 by 20% (0.20)			**10**	0
11	Alternative minimum tax foreign tax credit (AMTFTC). See instructions			**11**	
12	Tentative minimum tax. Subtract line 11 from line 10			**12**	0
13	Regular tax liability before applying all credits except the foreign tax credit			**13**	0
14	**Alternative minimum tax.** Subtract line 13 from line 12. If zero or less, enter -0-. Enter here and on Form 1120, Schedule J, line 3, or the appropriate line of the corporation's income tax return			**14**	0

For Paperwork Reduction Act Notice, see separate instructions.

Form **4626** (2017)

DAA

SCHEDULE G (Form 1120)	Information on Certain Persons Owning the Corporation's Voting Stock	OMB No. 1545-0123
(Rev. December 2011) Department of the Treasury Internal Revenue Service	▶ Attach to Form 1120. ▶ See instructions on page 2.	

Name	Employer identification number (EIN)
ARBIT, INC.	81-2961007

Part I   **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II   **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
ALEXANDER BULLINGTON	595-25-1611	USA	43.330
GREGORY DINARDO	219-31-2528	USA	26.110

For Paperwork Reduction Act Notice, see the Instructions for Form 1120.

Schedule G (Form 1120) (Rev. 12-2011)

DAA

Form **1120**	**Charitable Contribution Carryover Worksheet** For calendar year 2017 or tax year beginning , ending	**2017**

Name	Employer Identification Number
ARBIT, INC.	81-2961007

Regular Tax Calculations

Preceding Tax Year	Excess Contributions	Prior Year		Current Year		Next Year
		Utilized Or Reclassed to NOL	Carryover	Reclassed to NOL (Reg.Sec. 1.170A-11(c)(2))	Carryovers Utilized	Carryover
5th 12/31/12						
4th 12/31/13						
3rd 12/31/14						
2nd 12/31/15						
1st 12/31/16						
Charitable Contribution Carryover To Current Year - Regular			0			
Current Year	195					195
Charitable Contribution Carryover Available To Next Year						195

Alternative Minimum Tax Calculations

Preceding Tax Year	Excess Contributions	Prior Year		Current Year		Next Year
		Utilized Or Reclassed to NOL	Carryover	Reclassed to NOL (Reg.Sec. 1.170A-11(c)(2))	Carryovers Utilized	Carryover
5th 12/31/12						
4th 12/31/13						
3rd 12/31/14						
2nd 12/31/15						
1st 12/31/16						
AMT Charitable Contribution Carryover To Current Year			0			
Current Year	195					195
AMT Charitable Contribution Carryover Available To Next Year						195

Federal Statements

Statement 1 - Form 1120, Page 1, Line 19 - Charitable Contributions

Description	Amount
CASH CONTRIBUTION	$ 195
TOTAL CONTRIBUTIONS AVAILABLE	195
LESS CONTRIBUTIONS DISALLOWED	195
LESS QCC DISALLOWED	0
TOTAL DEDUCTION ALLOWED	$ 0

Statement 2 - Form 1120, Page 1, Line 26 - Other Deductions

Description	Amount
DEVELOPMENT COSTS	$ 118,590
THIRD PARTY SERVICES/HOSTING	7,527
MARKETING	6,492
LEGAL	14,290
TRAVEL	13,256
MISCELLANEOUS FEES	1,180
CONTRACTED SERVICES	16,911
TRANSACTION FEES	276
ACCOUNTING	3,212
BANK FEES	853
CLEANING	372
UTILITIES	1,609
OFFICE EXPENSES	3,788
POSTAGE	76
PROFESSIONAL DEVELOPMENT	783
ISSUER COMMISSION	49,000
50% OF MEALS & ENTERTAINMENT	7,576
TOTAL	$ 245,791

Statement 3 - Form 1120, Page 5, Schedule L, Line 14 - Other Assets

Description	Beginning of Year	End of Year
CONTRACT RECEIVABLE	$ 500	$ 39,974
DEFERRED INCOME TAXES	37,243	
TOTAL	$ 37,743	$ 39,974

Statement 4 - Form 1120, Page 5, Schedule L, Line 21 - Other Liabilities

Description	Beginning of Year	End of Year
CREDIT CARD PAYABLE	$	$ 3,878
TOTAL	$ 0	$ 3,878

ARBITINC ARBIT, INC.
81-2961007
FYE: 12/31/2017

Federal Statements

4/19/2018 2:03 PM
Page 2

Statement 5 - Form 1120, Page 5, Schedule M-1, Line 5 - Expenses on Books Not on Return

Description	Amount
DEFERRED TAX ASSET	$ 37,243
TOTAL	$ 37,243

Year Ending: December 31, 2017   81-2961007

ARBIT, INC.
349 Homeland Southway, 1A
BALTIMORE, MD 21212

NOL Carryback Election

Under IRC Section 172(b)(3), the taxpayer elects to relinquish the entire two year carryback period with respect to any regular tax and AMT net operating loss incurred during the current tax year.

Form **1120**	**Two Year Comparison Worksheet Page 1**	**2016 & 2017**

Name

ARBIT, INC.

Employer Identification Number

81-2961007

		2016	2017	Differences
Income	Gross profit percentage		100.0000	100.0000
	Net receipts		1,994	1,994
	Cost of goods sold			
	Gross profit		1,994	1,994
	Dividends			
	Interest		337	337
	Gross rents			
	Gross royalties			
	Capital gain net income from Schedule D			
	Net gain or (loss) from Form 4797			
	Other income			
	Total income		2,331	2,331
Deductions	Compensation of officers		37,391	37,391
	Salaries and wages less employment credits			
	Repairs and maintenance			
	Bad debts			
	Rents		12,534	12,534
	Taxes and licenses		4,049	4,049
	Interest		5,347	5,347
	Charitable contributions			
	Depreciation			
	Depletion			
	Advertising	78	54,017	53,939
	Pension, profit-sharing, etc., plans			
	Employee benefit programs		1,593	1,593
	Domestic production activities deduction			
	Other deductions	88,071	245,791	157,720
	Total deductions	88,149	360,722	272,573
	Taxable income before NOL & special deductions	-88,149	-358,391	-270,242
	Net operating loss			
	Special deductions			
Tax and Credits	**Taxable income**	-88,149	-358,391	-270,242
	Income tax	0	0	0
	Alternative minimum tax			
	Foreign tax credit			
	Form 8834 credit			
	General business credit			
	Credit for prior year minimum tax			
	Bond credits			
	Personal holding company tax			
	Other taxes			
	Total tax (Including additional taxes)	0	0	0

Form **1120**	Two Year Comparison Worksheet Page 2	**2016 & 2017**

Name	Employer Identification Number
ARBIT, INC.	**81-2961007**

		2016	2017	Differences
Payments and Refundable Credits	Prior year overpayment credited to current year			
	Current year estimated tax payments			
	Refund applied for on Form 4466	( )	( )	
	Tax deposited with Form 7004			
	Withholding			
	Form 2439 credit			
	Form 4136 credit			
	Other refundable credits			
	Total payments and credits			
Tax Due or Refund	**Tax due (overpayment)**			
	Estimated tax penalty from Form 2220			
	Penalties and interest			
	Net tax due (overpayment)			
	Amount of overpayment credited to next year's tax			
	Amount of overpayment refunded			
Sch L	Beginning assets		46,175	46,175
	Beginning liabilities and equity		46,175	46,175
	Ending assets	46,175	572,010	525,835
	Ending liabilities and equity	46,175	572,010	525,835
Sch M-1	Net income (loss) per books	-51,173	-403,405	-352,232
	Federal income tax per books			
	Excess of capital losses over capital gains			
	Taxable income not on books			
	Book expenses not deducted	267	45,014	44,747
	Income on books not on return			
	Return deductions not on books	37,243		-37,243
	Income per return	-88,149	-358,391	-270,242
Sch M-2	Beginning of year balance	0	-51,173	-51,173
	Net income (loss) per books	-51,173	-403,405	-352,232
	Other increases			
	Cash distributions			
	Stock distributions			
	Property distributions			
	Other decreases			
	Balance at end of year	-51,173	-454,578	-403,405
Sch M-3	Total income (loss) items:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			
	Total expense/deduction items:			
	Expense per income statement			
	Temporary difference			
	Permanent difference			
	Deduction per tax return			
	Other items with no differences:			
	Income (loss) per income statement			
	Income (loss) per tax return			
	Reconciliation totals:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			

ARBITINC ARBIT, INC.
81-2961007
FYE: 12/31/2017

Federal Statements

4/19/2018 2:03 PM
Page 1

Form 1120, Page 1, Line 1a - Gross Receipts or Sales

Description	Amount
IN APP PURCHASES	$ 800
ADVERTISING INCOME	1,194
TOTAL	$ 1,994

Form 1120, Page 1, Line 5 - Interest

Description	Amount
INTEREST INCOME	$ 337
TOTAL	$ 337

Form 1120, Page 1, Line 17 - Taxes and Licenses

Description	Amount
PAYROLL TAXES	$ 4,049
TOTAL	$ 4,049

Form 1120, Page 1, Line 18 - Interest

Description	Amount
INTEREST ON CONVERTIBLE NOTES	$ 5,347
TOTAL	$ 5,347

Form 1120, Page 1, Line 24 - Employee Benefit Programs

Description	Amount
EMPLOYEE BENEFIT PROGRAM	$ 1,593
TOTAL	$ 1,593

Form 1120, Page 5, Schedule L, Line 17 - Items Payable in Less Than One Year

Description	Beginning of Year	End of Year
CONVERTIBLE NOTE - TOLLIVER	$	$ 20,000
ACCRUED INTEREST - TOLLIVER		1,004
TOTAL	$ 0	$ 21,004

ARBITINC ARBIT, INC.
81-2961007
FYE: 12/31/2017

Federal Statements

4/19/2018 2:03 PM
Page 2

Form 1120, Page 5, Schedule L, Line 20 - Items Payable in One Year or More

Description	Beginning of Year	End of Year
CONVERTIBLE NOTE - TEDCO	$	$ 100,000
ACCRUED INTEREST - TEDCO		3,033
CONVERTIBLE NOTE - ABEL		25,000
ACCRUED INTEREST - ABEL		1,310
TOTAL	$ 0	$ 129,343

Form 1120, Page 5, Schedule L, Line 23 - Additional Paid-In Capital

Description	Beginning of Year	End of Year
ADDITIONAL PAID-IN CAPITAL	$ 96,825	$ 171,789
PAID-IN CAPITAL - SAFE		700,000
TOTAL	$ 96,825	$ 871,789

Delaware Form 1100 Return Summary

For calendar year 2017, or fiscal year beginning   and ending

ARBIT INC   **81 2961007**

Taxable Income

Federal taxable income	-358391	
Total subtractions		
Total additions		
Total non-apportioned income	337	
Apportioned income		
Delaware non-apportioned income		
Delaware taxable income		-358391

Delaware income tax

Payments / Credits

Tentative tax paid	
Credit carry-over from prior year	
Other payments	
Approved income tax credits	
Total payments and credits	

Penalties / Interest

Failure to file penalty	
Failure to pay penalty	
Late filing interest	
Underpayment penalty	
Total penalties / interest	

Tax due   0

Refund

Overpayment credited to next year's tentative tax

Next Year's Estimates		**Apportionment Percentage**	
1st quarter		Property	
2nd quarter		Payroll	
3rd quarter		Receipts	
4th quarter		Average	0.000000
Total			

Form **1100/ 1100S**	**DE Electronic Filing Authorization for Corporations**	**2017**
	For calendar year 2017 or fiscal year beginning and ending	

Name	Employer Identification Number
ARBIT INC	81 2961007

Under penalties of law, I declare by submitting this return that I have personally examined this return, including any accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct and complete.

Sign Here ▶

Signature of officer	02132018	▶ OWNER
	Date	Title

GREGORY DINARDO

2017 DELAWARE 2017
CORPORATION INCOME TAX RETURN
FORM 1100
FOR CALENDAR YEAR 2017

DO NOT WRITE OR STAPLE IN THIS AREA - REVENUE CODE 0042

for Fiscal year beginning   and ending

EMPLOYER IDENTIFICATION NUMBER   **8 1 2 9 6 1 0 0 7**

Name of Corporation

ARBIT INC

Street Address

349 HOMELAND SOUTHWAY 1A

City	State	Zip Code
BALTIMORE	**MD**	**21212**

Delaware Address if Different than Above

City	State	Zip Code

State of Incorporation   Nature of Business:

DE   SOFTWARE DEVELOPMENT

CHECK APPLICABLE BOX: Small Corporation   ESOP

| INITIAL RETURN | CHANGE OF ADDRESS **X** | EXTENSION ATTACHED **X** |

IF OUT OF BUSINESS, ENTER DATE HERE:

DATE OF INCORPORATION: **01   01   16**

ATTACH COMPLETED COPY OF FEDERAL FORM 1120

1. Federal Taxable Income (See Specific Instructions)	**–358391**	1
2. Total subtractions from Schedule 4a		2
3. Line 1 minus Line 2	**–358391**	3
4. Total additions from Schedule 4b		4
5. Entire net income. Line 3 plus Line 4	**–358391**	5

WHERE LINE 5 IS DERIVED ENTIRELY FROM SOURCES WITHIN DELAWARE, ENTER AMOUNT ON LINE 11.
WHERE THE ENTIRE INCOME IS NOT DERIVED FROM SOURCES WITHIN DELAWARE, COMPLETE ITEMS 6 TO 10 INCLUSIVE.

6. Total non-apportionable income (or loss) (Schedule 2, Column 3, Line 8)	**337**	6
7. Income (or loss) subject to apportionment (Line 5 minus Line 6)	**–358728**	7
8. Apportionment percentage (Schedule 3D, Line 8) **0.000000**		8
9. Income (or loss) apportioned to Delaware (Line 7 multiplied by Line 8)		9
10. Non-apportionable income (or loss) (Schedule 2, Column 1, Line 8)	**0**	10
11. Total (Line 9 plus or minus Line 10)		11
12. Delaware Taxable Income (Line 5 or Line 11, whichever is less)	**–358391**	12
13. Tax @ 8.7%	**0**	13
14. Approved non-refundable tax credits		14
15. Balance due after non-refundable tax credits		15
16. Delaware tentative tax paid		16
17. Credit carry-over from prior year		17
18. Other payments (attach statement)		18
19. Approved refundable income tax credits		19
20. Total payments and credits. Add Lines 16 through 19		20
21. If Line 15 is greater than Line 20 enter BALANCE DUE AND PAY IN FULL	**0**	21
22. If Line 20 is greater than Line 15 enter OVERPAYMENT (a) Total OVERPAYMENT		22a
(b) to be REFUNDED		22a
(c) to be CREDITED to 2018 TENTATIVE TAX		22c

PLEASE SEE PAGE 3 FOR SIGNATURE LINES AND MAILING INSTRUCTIONS



DF11017011022

2017   **FORM 1100**   **PAGE 2**
ARBIT INC   81 2961007

SCHEDULE 1 - INTEREST INCOME

	Description of Interest	Column 1 Foreign Interest	Column 2 Interest Received From U.S. Securities	Column 3 Interest Received From Affiliated Companies	Column 4 Interest Received From State Obligations	Column 5 Other Interest Income	
1	SEE STMT 1						1
2							2
3							3
4							4
5							5
6	Totals	0		0		337	6

SCHEDULE 2 NON-APPORTIONABLE INCOME ALLOCATED WITHIN AND WITHOUT DELAWARE

	Description	Column 1 Within Delaware	Column 2 Without Delaware	Column 3 Total	
1	Rents and royalties from tangible property				1
2	Royalties from patents and copyrights				2
3	Gains or (losses) from sale of real property				3
4	Gains or (losses) from sale of depreciable tangible property				4
5	Interest income from Schedule 1, Columns 4 and 5, Line 6		337	337	5
6	Total	0	337	337	6
7	Less: Applicable expenses (Att. statement)				7
8	Total non-apportionable income	0	337	337	8

SCHEDULE 3 - APPORTIONMENT PERCENTAGE

Schedule 3-A - Gross Real and Tangible Personal Property

	Description	Within Delaware Beginning of Year	End of Year	Within and Without Delaware Beginning of Year	End of Year	
1	Real and tangible property owned					1
2	Real and tangible property rented (Eight times annual rental paid)				100272	2
3	Total				100272	3
4	Less: Value at original cost of real and tangible property, the income from which is separately allocated (See instructions)					4
5	Total				100272	5
6	Average value (See instructions)				50136	6

Schedule 3-B - Wages, Salaries, and Other Compensation Paid or Accrued to Employees

	Description	Within Delaware	Within and Without Delaware	
1	Wages, salaries, and other compensation of all employees		37391	1
2	Less: Wages, salaries, and other compensation of general executive officers		37391	2
3	Total			3

Schedule 3-C - Gross Receipts Subject to Apportionment

1	Gross receipts from sales of tangible personal property			1
2	Gross income from other sources (Attach statement) SEE STMT 2		1994	2
3	Total		1994	3

Schedule 3-D - Determination of Apportionment Percentage

1	Average value of real and tangible property within Delaware	0	=		1
2	Average value of real and tangible property within and without Delaware	50136		0.000000	2
3	Wages, salaries and other compensation paid to employees within Delaware		=		3
4	Wages, salaries and other compensation paid to employees within and without Delaware				4
5	Gross receipts and gross income from within Delaware	0	=		5
6	Gross receipts and gross income from within and without Delaware	1994		0.000000	6
7	Total			0.000000	7
8	Apportionment percentage (See instruction)			0.000000	8



DF11017021022

2017 FORM 1100 PAGE 3

SCHEDULE 4-A - SUBTRACTIONS

1. Foreign dividends, interest and royalties 1
2. Net interest from U.S. securities (Schedule 1, Column 2) 2
3. Interest from affiliated companies (Schedule 1, Column 3) 3
4. Gain from sale of U.S. or Delaware securities 4
5. Wage deduction - Federal Jobs Credit 5
6. Handicapped accessibility deduction (Attach statement) 6
7. Net operating loss carry-over 7
8. NBI must attach form 1100 NBI 8
9. TOTAL Subtractions (Add lines 1 thru 8) 9

SCHEDULE 4-B - ADDITIONS

1. All state and political subdivision income taxes deducted in computing Line 1 1
2. Loss from sale of U.S. or Delaware securities 2
3. Interest income from obligations of any state except DE (Schedule 1, Column 4) 3
4. Depletion expense - oil and gas 4
5. Interest paid affiliated companies (See Instructions) 5
6. Donations included in Line 1 for which Delaware income tax credits were granted 6
7. TOTAL Additions (Add lines 1 thru 6) 7

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief it is true, correct, and complete. If prepared by a person other than the taxpayer, the declaration is based on all information of which the preparer has any knowledge.

OWNER

Date	Signature of Officer	Title	Email Address

04192018	CINDY BOUNDS	SALISBURY, MD 21803-0766	
Date	Signature of Individual or firm preparing the return	Address	

MAKE CHECK PAYABLE AND MAIL TO: Delaware Division of Revenue, P.O. Box 2044, Wilmington, DE 19899-2044



DF11017031022

ARBITINC ARBIT, INC.
81-2961007
FYE: 12/31/2017

Delaware Statements

4/19/2018 2:03 PM
Page 1

Statement 1 - Form 1100, Page 2, Schedule 1 - Interest Income

Description	Foreign Interest	U.S. Securities	Affiliated Companies	State Obligations	Other Interest
INTEREST INCOME	$	$	$	$	$ 337
TOTAL	$ 0	$ 0	$ 0	$ 0	$ 337

ARBITINC ARBIT, INC.
81-2961007
FYE: 12/31/2017

Delaware Statements

4/19/2018 2:03 PM
Page 2

Statement 2 - Form 1100, Page 2, Schedule 3-C, Line 2 - Gross Income From Other Sources

Description	Within Delaware	Within and Without Delaware
RECEIPTS FOR SERVICES		1,994
TOTAL	0	1,994

Form **1100**	DE Two Year Comparison Worksheet	**2016 & 2017**

Name	Employer Identification Number
ARBIT INC	81 2961007

		2016	2017	Differences
Adjustments	Federal taxable income	-88149	-358391	-270242
	Foreign dividends, interest and royalties			
	Net interest from U.S. securities			
	Interest from affiliated companies			
	Gain from sale of U.S. or Delaware securities			
	Wage deduction - federal jobs credit			
	Handicapped accessibility deduction			
	Net operating loss carry-over			
	Other subtractions			
	Nonbusiness income			
	Total subtractions			
	All state & political subdivision income taxes deducted			
	Loss of sale of U.S. or Delaware securities			
	Interest income from obligations of states except DE			
	Depletion expense - oil and gas			
	Interest paid affiliated companies			
	Donations for which credits were granted			
	Total additions			
	Entire net income	-88149	-358391	-270242
Income	Total non-apportionable income (or loss)		337	337
	Net income subject to apportionment	-88149	-358728	-270579
	Apportionment percentage	100.000000	0.000000	-100.000000
	Income (or loss) apportioned to DE	-88149		88149
	Non-apportionable income (or loss) within DE			
	Delaware taxable income	-88149	-358391	-270242
Tax	Income tax			
	Tentative tax paid			
	Credit carryover from prior years			
	Other payments			
	Approved income tax credits			
	Total payments and credits			
	Estimate tax penalty from Worksheet 2220			
	Penalties and interest			
	Balance due			
	Overpayment to be refunded			
	Overpayment to be credited to next year			

MARYLAND
FORM
500

CORPORATION INCOME
TAX RETURN



175000035

2017
$

OR FISCAL YEAR BEGINNING _____ 2017, ENDING _____

812961007
▶ **Federal Employer Identification Number** (9 digits) **FEIN Applied for Date** (MMDDYY)

010116   **541511**
▶ **Date of Organization or Incorporation** (MMDDYY) ▶ **Bus. Activity Code No.** (6 digits)

Print Using Blue or Black Ink Only

ARBIT, INC.
Name

349 HOMELAND SOUTHWAY, 1A
Current Mailing Address Line 1 (Street No. and Street Name or PO Box)

Current Mailing Address Line 2 (Apt No., Suite No., Floor No.)

STAPLE CHECK HERE

BALTIMORE   **MD**   **21212**   ▶ ME   ▶ YE
City or town   **State**   **ZIP Code**   **+4**

CHECK HERE IF:
[X] Name or address has changed   [ ] Inactive corporation   [ ] First filing of the corporation   [ ] Final Return
▶ [ ] This tax year's beginning and ending dates are different from last year's due to an acquisition or consolidation.

SEE CORPORATION INSTRUCTIONS. ATTACH A COPY OF THE FEDERAL INCOME TAX RETURN THROUGH SCHEDULE M2.

1a. Federal Taxable Income (Enter amount from Federal Form 1120 line 28 or Form 1120-C line 25.) See Instructions. Check applicable box:
[X] 1120 [ ] 1120-REIT [ ] 990T
[ ] Other: _____ IF 1120S, FILE ON FORM 510 .... 1a. **-358391**

1b. Special Deductions (Federal Form 1120 line 29b or Form 1120-C line 26b.) .... 1b. _____

1c. Federal Taxable Income before net operating loss deduction (Subtract line 1b from 1a) .... ▶ 1c. **-358391**

MARYLAND ADJUSTMENTS TO FEDERAL TAXABLE INCOME
(All entries must be positive amounts.)
ADDITION ADJUSTMENTS

2a. Section 10-306.1 related party transactions .... ▶ 2a. _____

2b. Decoupling Modification Addition adjustment (Enter code letter(s) from instructions.) ___ ___ ___ ▶ 2b. _____

2c. Total Maryland Addition Adjustments to Federal Taxable Income (Add lines 2a and 2b) ... 2c. _____

SUBTRACTION ADJUSTMENTS

3a. Section 10-306.1 related party transactions .... ▶ 3a. _____

3b. Dividends for domestic corporation claiming foreign tax credits (Federal form 1120/1120C Schedule C line 15) .... ▶ 3b. _____

3c. Dividends from related foreign corporations (Federal form 1120/1120C Schedule C line 13 and 14) .... ▶ 3c. _____

3d. Decoupling Modification Subtraction adjustment (Enter code letter(s) from instructions.) ___ ___ ___ ▶ 3d. _____

3e. Total Maryland Subtraction Adjustments to Federal Taxable Income (Add lines 3a through 3d.) .... 3e. _____

4. Maryland Adjusted Federal Taxable Income before NOL deduction is applied (Add lines 1c and 2c, and subtract line 3e.) .... 4. **-358391**

5. Enter Adjusted Federal NOL Carry-forward available from previous tax years (including FDSC Carry-forward) on a separate company basis (Enter NOL as a positive amount.) ▶ 5. **0**

COM/RAD-001

11/27/2017

MARYLAND FORM 500

CORPORATION INCOME TAX RETURN



175000135

2017
page 2

NAME ARBIT, INC.   FEIN 812961007

6.	**Maryland Adjusted Federal Taxable Income** (If line 4 is less than or equal to zero, enter amount from line 4.) (If line 4 is greater than zero, subtract line 5 from line 4 and enter result. If result is less than zero, enter zero.)	6.	**-358391**

MARYLAND ADDITION MODIFICATIONS

(All entries must be positive amounts.)

7a.	State and local income tax SEE STMT 1	▶ 7a.	
7b.	Dividends and interest from another state, local or federal tax exempt obligation	▶ 7b.	
7c.	Net operating loss modification recapture (Do not enter NOL carryover. See instructions.)	▶ 7c.	
7d.	Domestic Production Activities Deduction	▶ 7d.	
7e.	Deduction for Dividends paid by captive REIT	▶ 7e.	
7f.	Other additions (Enter code letter(s) from instructions and attach schedule) ___ ___ ___ ___	▶ 7f.	
7g.	Total Addition Modifications (Add lines 7a through 7f.)	7g.	

MARYLAND SUBTRACTION MODIFICATIONS

(All entries must be positive amounts.)

8a.	Income from US Obligations	▶ 8a.	
8b.	Other subtractions (Enter code letter(s) from instructions and attach schedule) ___ ___ ___ ___	▶ 8b.	
8c.	Total Subtraction Modifications (Add lines 8a and 8b.)	8c.	

NET MARYLAND MODIFICATIONS

9.	Total Maryland Modifications (Subtract line 8c from 7g. If less than zero, enter negative amount.)	9.	
10.	Maryland Modified Income (Add lines 6 and 9.)	10.	**-358391**

APPORTIONMENT OF INCOME

(To be completed by multistate corporations whose apportionment factor is less than 1, otherwise skip to line 13.)

11.	Maryland apportionment factor (from page 4 of this form) (If factor is zero, enter .000001.)	▶ 11.	**.999999**
12.	Maryland apportionment income (Multiply line 10 by line 11.)	12.	**-358391**
13.	Maryland taxable income (from line 10 or line 12, whichever is applicable.)	13.	**-358391**
14.	Tax (Multiply line 13 by 8.25%.)	14.	
15a.	Estimated tax paid with Form 500D, Form MW506NRS and/or credited from 2016 overpayment	▶15a.	
15b.	Tax paid with an extension request (Form 500E)	▶15b.	
15c.	Nonrefundable business income tax credits from Part BB. (See instructions for Form 500CR.)		
15d.	Refundable business income tax credits from Part EE. (See instructions for Form 500CR.)		
15e.	The Heritage Structure Rehabilitation Tax Credit is claimed on line 1 of Part EE on Form 500CR. Check here ☐ if you are a non-profit corporation.		
15f.	Nonresident tax paid on behalf of the corporation by pass-through entities (Attach Maryland Schedule K-1.)	▶ 15f.	
15g.	Total payments and credits (Add lines 15a through 15f.)	15g.	
16.	Balance of tax due (If line 14 exceeds line 15g, enter the difference.)	▶ 16.	
17.	Overpayment (If line 15g exceeds line 14, enter the difference.)	▶ 17.	
18.	Interest and/or penalty from Form 500UP_____ or late payment interest **TOTAL.**	▶ 18.	
19.	Total balance due (Add lines 16 and 18, or if line 18 exceeds line 17 enter the difference.)	19.	**0**
20.	Amount of overpayment to be applied to estimated tax for 2018 (not to exceed the net of line 17 less line 18)	▶ 20.	
21.	Amount of overpayment TO BE REFUNDED (Add lines 18 and 20, and subtract the total from line 17.)	▶ 21.	

You must file this form electronically to claim business tax credits from Form 500CR.

COM/RAD-001

11/27/2017



MARYLAND FORM **500**

CORPORATION INCOME TAX RETURN



175000235

2017
page 3

NAME ARBIT, INC. FEIN 812961007

DIRECT DEPOSIT OF REFUND (See Instructions.) **Be sure the account information is correct.**
If this refund will go to an account outside of the United States, then to comply with banking rules, place a "Y" in this box ▶ ☐ and see Instructions.
For the direct deposit option, complete the following information clearly and legibly.

22a. Type of account: ▶ ☐ Checking ☐ Savings

22b. Routing Number (9-digits): ▶ ____________________

22c. Account number: ▶ ________________________________

INFORMATIONAL PURPOSES ONLY (LINES 23 & 24)

23. NOL generated in Current Year - Carryforward 20 years and back 2 years (If line 6 is less than zero, enter on line 23.) .... 23. -358391

24. NAM generated in Current Year - Carried Forward/Back with Loss on Line 23 per Section 10-205(e) (If line 6 is less than zero AND line 9 is greater than zero, enter the amount from line 9 on line 24.) 24. 0



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11/27/2017



| MARYLAND FORM **500** | CORPORATION INCOME TAX RETURN | 175000335 | **2017** page 4 |

NAME **ARBIT, INC.** FEIN **812961007**

Schedule A - COMPUTATION OF APPORTIONMENT FACTOR (Applies only to multistate corporations. See instructions.)

NOTE: Special apportionment formulas are required for rental/leasing, financial institutions, transportation and manufacturing companies.		Column 1 TOTALS WITHIN MARYLAND	Column 2 TOTALS WITHIN AND WITHOUT MARYLAND	Column 3 DECIMAL FACTOR (Column 1 ÷ Column 2 rounded to six places)
1A. Receipts	a. Gross receipts or sales less returns and allowances ▶	1994 ▶	1994	
	b. Dividends			
	c. Interest	337	337	
	d. Gross rents			
	e. Gross royalties			
	f. Capital gain net income			
	g. Other income (Attach schedule.)			
	h. Total receipts (Add lines 1A(a) through 1A(g), for Columns 1 and 2.) ▶	2331 ▶	2331	1 000000 ◀
1B. Receipts	Enter the same factor shown on line 1A, Column 3. Disregard this line if special apportionment formula is used			1 000000
2. Property	a. Inventory			
	b. Machinery and equipment			
	c. Buildings			
	d. Land			
	e. Other tangible assets (Att. sch.)			
	f. Rent expense capitalized (multiply by eight)	100272	100272	
	g. Total property (Add lines 2a through 2f, for Columns 1 and 2) ▶	100272 ▶	100272	1 000000 ◀
3. Payroll	a. Compensation of officers	37391	37391	
	b. Other salaries and wages			
	c. Total payroll (Add lines 3a and 3b, for Columns 1 and 2.) ▶	37391 ▶	37391	1 000000 ◀

4. Total of factors (Add entries in Column 3.) 4 000000

5. Maryland apportionment factor Divide line 4 by four for three-factor formula, or by the number of factors used if special apportionment formula required. (If factor is zero, enter .000001 on line 11 page 2.) .... _ 999999

COM/RAD-001

11/27/2017

MARYLAND FORM 500

CORPORATION INCOME TAX RETURN



175000435

2017
page 5

NAME **ARBIT, INC.**　　　FEIN **812961007**

SCHEDULE B – ADDITIONAL INFORMATION REQUIRED (Attach a separate schedule if more space is necessary.)

1.　Telephone number of corporation tax department: **4107491919**

2.　Address of principal place of business in Maryland (if other than indicated on page 1):

3.　Brief description of operations in Maryland: **SOFTWARE DEVELOPER**

4.　Has the Internal Revenue Service made adjustments (for a tax year in which a Maryland return was required) that were not previously reported to the Maryland Revenue Administration Division?　☐ Yes　☒ No
　　If "yes", indicate tax year(s) here: _____ and submit an amended return(s) together with a copy of the IRS adjustment report(s) under separate cover.

5.　Did the corporation file employer withholding tax returns/forms with the Maryland Revenue Administration Division for the last calendar year? .... ☒ Yes　☐ No

6.　Is this entity part of the federal consolidated filing? .... ▶ ☐ Yes　☒ No

If a multistate operation, provide the following:

7.　Is this entity a multistate corporation that is a member of a unitary group? .... ▶ ☐ Yes　☒ No

8.　Is this entity a multistate manufacturer with more than 25 employees? .... ▶ ☐ Yes　☒ No

SIGNATURE AND VERIFICATION

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements and to the best of my knowledge and belief it is true, correct and complete. If prepared by a person other than taxpayer, the declaration is based on all information of which the preparer has any knowledge.

Check here ☒ if you authorize your preparer to discuss this return with us.

Officer's Signature	Date
GREGORY DINARDO	
OWNER	

Officer's Name and Title

CINDY BOUNDS
Preparer's Signature

TWILLEY, ROMMEL & STEPHENS, P.A.
4107491919

Preparer's name, address and telephone number

PO BOX 766
SALISBURY　　　　**MD**　**21803-0766**

▶ **P00632129**
Preparer's PTIN (required by law)

INCLUDE ALL REQUIRED PAGES OF FORM 500

Make checks payable to and mail to:

Comptroller Of Maryland
Revenue Administration Division
110 Carroll Street
Annapolis, Maryland 21411-0001
(Write Your FEIN On Check Using Blue Or Black Ink.)

COM/RAD-001

▶ ____ ____ ____
CODE NUMBERS (3 digits per line)

11/27/2017

ARBITINC ARBIT, INC.
81-2961007
FYE: 12/31/2017

Maryland Statements

4/19/2018 2:03 PM
Page 1

Statement 1 - Form 500, Page 2, Line 7a - State and Local Income Tax

Description	Total Federal Amount	State Amount
PAYROLL TAXES	$ 4,049	$
TOTAL	$ 4,049	$ 0

MD Electronic Filing - PDF Attachment Worksheet

Form **500/510**

For calendar year 2017 or fiscal year beginning _____ , ending _____

2017

Name	Employer Identification Number
ARBIT, INC.	**81-2961007**

Title	Attachment Source	Proforma
AUTOMATICALLY ATTACHED TO RETURN		
REQUIREDSTATEMENTS	REQUIREDSTATEMENTS.PDF	

Form **500**	**MD Two Year Comparison Worksheet**	**2016 & 2017**

Name	Employer Identification Number
ARBIT, INC.	**81-2961007**

		2016	2017	Differences
Maryland Taxable Income	Federal taxable income before NOL	**-88,149**	**-358,391**	**-270,242**
	Section 10-306.1 related party transactions			
	Decoupling modification addition			
	Total Maryland addition adjustments			
	Section 10-306.1 related party transactions			
	Dividends for domestic corporation			
	Dividends from related foreign corporations			
	Decoupling modification subtraction			
	Total Maryland subtraction adjustments			
	Adjusted federal NOL	**0**	**0**	**0**
	State and local income tax			
	Dividends and interest			
	Net operating loss modification recapture			
	Domestic production activities deduction			
	Deduction for dividends paid by captive REIT			
	Other additions			
	Total addition modifications			
	Income from U.S. obligations			
	Other subtractions			
	Total subtraction modifications			
	Maryland modified income	**-88,149**	**-358,391**	**-270,242**
	Maryland apportionment factor	**1.000000**	**1.000000**	**0.000000**
	Maryland taxable income	**-88,149**		**88,149**
Taxes and Payments	**Tax**			
	Estimated tax paid			
	Tax paid with an extension request			
	Nonrefundable business income tax credits			
	Refundable business income tax credits			
	Nonresident tax paid by pass-through entity			
	Total payments and credits			
	Balance of tax due			
	Overpayment			
	Interest and/or penalty for underpayment of estimated tax			
	Late filing interest			
	Total balance due	**0**	**0**	**0**
	Amount credited to next year's estimated tax			
	Amount to be refunded			

Maryland - PPT Return Summary

For assessment period beginning **01/01/17** and ending **12/31/17**

ARBIT, INC.   **81-2961007**
349 HOMELAND SOUTHWAY, 1A   **BALTIMORE CITY   NA**

	Original Cost	Assessed Value
Section A		
Section B		
Section C		
Section D		
Section E		
Section F		
Section G		
Manufacturing/R & D		
Vehicles		
Average cost of commercial inventory		0
Average cost of supplies		0
Average cost of manufacturing/R&D inventory		0
County assessed value		0
County estimated exemption value		0
County assessed value net of exemption		0
County tax rate		5.62000 %
County taxes due		0
City assessed value		0
City estimated exemption value		0
City assessed value net of exemption		0
City tax rate		0.00000 %
City taxes due		0
Total taxes due		0

ANNUAL REPORT - Due by April 15th

STATE OF MARYLAND, DEPARTMENT OF ASSESSMENTS AND TAXATION, TAXPAYER SERVICES DIVISION
P.O. Box 17052, Baltimore, Maryland 21297-1052 • www.dat.maryland.gov • (410) 767-1340 • (888) 246-5941 within Maryland •
sdat.charterhelp@maryland.gov

2018

Form 1

Page 1 of 5

CHECK ONE

	Type of Business	Dept. ID Prefix	Filing Fee		Type of Business	Dept. ID Prefix	Filing Fee
☐	Domestic Stock Corporation	(D)	$300	☐	Domestic Limited Liability Company	(W)	$300
☒	Foreign Stock Corporation	(F)	$300	☐	Foreign Limited Liability Company	(Z)	$300
☐	Domestic Non-Stock Corporation	(D)	- 0 -	☐	Domestic Limited Partnership	(M)	$300
☐	Foreign Non-Stock Corporation	(F)	- 0 -	☐	Foreign Limited Partnership	(P)	$300
☐	Foreign Insurance Corporation	(F)	$300	☐	Domestic Limited Liability Partnership	(A)	$300
☐	Foreign Interstate Corporation	(F)	- 0 -	☐	Foreign Limited Liability Partnership	(E)	$300
☐	SDAT Certified Family Farm	(A, D, M, W)	$100	☐	Domestic Statutory Trust	(B)	$300
☐	Real Estate Investment Trust	(D)	$300	☐	Foreign Statutory Trust	(S)	$300

Date Received by Department

SECTION I - ALL BUSINESS ENTITIES COMPLETE

PLEASE CHECK IF THIS IS AN AMENDED RETURN: ☐

NAME OF BUSINESS	ARBIT, INC.
MD DEPARTMENT ID NUMBER (Letter Prefix followed by 8-digit number)	F18116376
FEDERAL EMPLOYER IDENTIFICATION # (9-digit number assigned by the IRS)	81-2961007
STATE OF INCORPORATION OR FORMATION	MARYLAND
DATE OF INCORPORATION OR FORMATION	01/01/2016
FEDERAL PRINCIPAL BUSINESS CODE (6-digit number on file with IRS)	541511
TRADING AS NAME	
MAILING ADDRESS ☒ Check here if this is a change of _mailing address_. **PLEASE NOTE:** This will not change your _Principal Office_ address. You must file a **Resolution** to change a _Principal Office_ address.	349 HOMELAND SOUTHWAY, 1A BALTIMORE MD 21212

Note: Please include an e-mail address in order to receive important reminders from the Maryland Department of Assessments and Taxation

EMAIL ADDRESS	GREGORYDINARDO@GMAIL.COM

SECTION II - ONLY CORPORATE ENTITIES COMPLETE

A. Corporate Officers (names and mailing addresses)

ALEXANDER BULLINGTON	349 HOMELAND SOUTHWAY, 1A		
	BALTIMORE	MD	21212
GREGORY DINARDO	349 HOMELAND SOUTHWAY, 1A		
	BALTIMORE	MD	21212

B. Corporate Directors (names only)

ALEXANDER BULLINGTON

GREGORY DINARDO

INCLUDE MD DEPARTMENT ID NUMBER ON CHECK

PLEASE STAPLE CHECK HERE

CHANGING
Maryland
for the Better

(SDATPPR_Form1_11.2017.2)

1022

ARBIT, INC.   **81-2961007**

ANNUAL REPORT - Due by April 15th
STATE OF MARYLAND, DEPARTMENT OF ASSESSMENTS AND TAXATION, TAXPAYER SERVICES DIVISION
P.O. Box 17052, Baltimore, Maryland 21297-1052 • www.dat.maryland.gov • (410) 767-1340 • (888) 246-5941 within Maryland •
sdat.charterhelp@maryland.gov

2018

If you answer "**Yes**" to either of the two questions in **Section III**, below, please complete **Sections IV** through **VII**
(*Personal Property Tax Return*) and return it, along with this *Annual Report*, to the Department.
If you answer "**No**" to BOTH questions in **Section III**, below, you DO NOT need to complete the *Personal Property Tax Return*.
Instead, complete **Section IV** only, and return the *Annual Report* to the Department.

Form 1
Page 2 of 5

SECTION III - ALL BUSINESS ENTITIES COMPLETE

A. Does the business own, lease, or use personal property located in Maryland? ☐ Yes ☒ No

B. Does this business maintain a trader's license with a local unit of government in Maryland? ☐ Yes ☒ No

---

SECTION IV - ALL BUSINESS ENTITIES COMPLETE

By signing this form below, you declare, under the penalty of perjury, and pursuant to Tax-Property Article 1-201 of the Annotated Code of Maryland, that this Annual Report, including any accompanying forms, schedules, and/or statements, has been examined by you and, to the best of your knowledge and belief, is a true, correct, and complete Annual Report for the Entity listed in Section I.

A. Firm or Individual, other than taxpayer, preparing this Annual Report/Personal Property Tax Return:

NAME	**TWILLEY, ROMMEL & STEPHENS, P.A.**	
SIGNATURE AND DATE		
MAILING ADDRESS	**PO BOX 766**	
	SALISBURY	**MD**	**21803-0766**
EMAIL ADDRESS	**CBOUNDS@TRSCPA.COM**	
PHONE NUMBER	**410-749-1919**	

B. Corporate Officer or Principal of Entity

NAME	**GREGORY DINARDO**	
SIGNATURE AND DATE		
MAILING ADDRESS	**3049 HOMELAND SOUTHWAY, 1A**	
	BALTIMORE	**MD**	**21212**
EMAIL ADDRESS	**GREGORYDINARDO@GMAIL.COM**	
PHONE NUMBER	**443-783-7902**	

STOP

Did you answer **"Yes"** to either question in **Section III**?
If so, please continue on to **Sections V - VIII** (pages 3 -5).
If not, **STOP HERE** and return this Annual Report (pages 1 - 2)
to the **Maryland Department of Assessments and Taxation**

CHANGING
Maryland
for the Better

Maryland - PPT Depreciation Worksheet

For assessment period beginning **01/01/17** and ending **12/31/17**

ARBIT, INC.   **81-2961007**
349 HOMELAND SOUTHWAY, 1A   **NA**

Year	Cost column A	Rate	Assessed value	Year	Cost column F	Rate	Assessed value
2017		90%		2017		50%	
2016		80%		2016		25%	
2015		70%		2015		25%	
2014		60%		2014		25%	
2013		50%		2013		25%	
2012		40%		2012		25%	
2011		30%		2011		25%	
Prior		25%		Prior		25%	
Total				Total			
	Cost column B				**Cost column G**		
2017		80%		2017		95%	
2016		60%		2016		90%	
2015		40%		2015		85%	
2014		25%		2014		80%	
2013		25%		2013		75%	
2012		25%		2012		70%	
2011		25%		2011		65%	
Prior		25%		2010		60%	
Total				2009		55%	
	Cost column C			2008		50%	
2017		80%		2007		45%	
2016		60%		2006		40%	
2015		40%		2005		35%	
2014		25%		2004		30%	
2013		25%		Prior		25%	
2012		25%		Total			
2011		25%			**Manufacturing/R&D**		
Prior		25%		2017		90%	
Total				2016		80%	
	Cost column D			2015		70%	
2017		70%		2014		60%	
2016		40%		2013		50%	
2015		10%		2012		40%	
2014		10%		2011		30%	
2013		10%		Prior		25%	
2012		10%		Total			
2011		10%			**Vehicles**		
Prior		10%		2017		80%	
Total				2016		60%	
	Cost column E			2015		40%	
2017		67%		Prior		25%	
2016		33%		Total			
2015		25%					
2014		25%					
2013		25%					
2012		25%					
2011		25%					
Prior		25%					
Total							